Biodexa Pharmaceuticals Plc

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

June 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jason Drory

Re:	Biodexa Pharmaceuticals Plc (the “Company”)
Registration Statement on Form F-1 (File No. 333-272693)
Originally Filed June 16, 2023

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission accelerates the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declares the Registration Statement effective as of 4:30 p.m., Washington D.C. time, on June 28, 2023, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Alice Hsu at (212) 506-3634 of Orrick, Herrington & Sutcliffe LLP, and we request that such effectiveness also be confirmed in writing.

Very truly yours,

BIODEXA PHARMACEUTICALS PLC

By: /s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer & Chief Financial Officer

cc:	Alice Hsu, Esq., Orrick, Herrington & Sutcliffe LLP